
September 19, 2014

Via Email
David West Griffin
Chief Financial Officer
Energy XXI (Bermuda) Limited
Canon's Court 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re:** **Energy XXI (Bermuda) Limited**
> **Form 10-K for Fiscal Year Ended June 30, 2014**
> **Filed August 25, 2014**
> **File No. 001-33628**

Dear Mr. Griffin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2014

Notes to Consolidated Financial Statements

Note 3 – Acquisitions and Dispositions, page 87

Acquisition of EPL Oil & Gas, Inc., page 90

1. We note that you recognized goodwill of approximately $327.2 million in connection with your acquisition of EPL Oil & Gas, Inc. Please revise your disclosure to provide a qualitative description of the factors that make up the goodwill recognized as required by FASB ASC 805-30-50-1.

Note 4 – Property and Equipment, page 94

2.   You have stated your intention to reduce capital commitments on exploration and other activities that do not provide incremental production. Please tell us how this will impact your participation in the exploratory wells in progress disclosed on page 95 of your Form 10-K.

Note 10 – Stockholders' Equity, page 110

Common Stock, page 110

3.   Please revise to provide disclosure showing the changes in each class of your common stock in the periods for which you have presented a statement of income. Refer to Rule 5-02(29) of Regulation S-X.

Note 22 – Supplementary Oil and Gas Information, page 124

Estimated Net Quantities of Oil and Natural Gas Reserves, page 124

4.   Consistent with disclosure in your prior year filing on Form 10-K, we note your statement that the relative portion of proved undeveloped reserves ("PUDs") to be developed will vary by year depending on financial targets such as reducing debt and/or drilling within cash flow, drilling obligatory wells, and the inclusion of new acquisitions with PUDs. Pursuant to Rule 4-10(a)(26) of Regulation S-X, the recognition of reserves requires a reasonable expectation that necessary financing exists. Please tell us how the $2.4 billion increase in your debt balance and the resulting change to interest expense along with your stated goal of reducing leverage during the next few years is expected to impact your ability to fund the development of your PUDs. As part of your response, please describe your plan to allocate cash flow from operations between funding your capital program and paying down debt.

5.   In the fiscal years ended June 30, 2014, 2013 and 2012, we note that you developed approximately 9.5%, 8.4%, and 4.3% of your PUDs, respectively. Disclosure in your Form 10-K states that, in the near-term, you will focus on maximizing returns on existing assets by deploying capital resources on lower risk development drilling in the fields where you have previously enjoyed success. Please tell us how this capital resource plan will impact your ability to convert PUDs to proved developed status in a timely manner, especially considering that you converted less than 10% of your PUDs in each of the last three fiscal years. As part of your response, please tell us about your development plan for the PUDs acquired from EPL Oil & Gas, Inc. Refer to Rule 4-10(a)(31) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Brad Skinner for

Ethan Horowitz
Branch Chief